

Mr. Brooks Sherman
Chairman of the Board and Chief Executive Officer
Integrated Security Systems, Inc.
2009 Chenault Drive
Suite 114
Carrollton, Texas 75006

December 3, 2008

RE: **Integrated Security Systems, Inc.**
Item 4.01 Form 8-K
Filed October 29, 2008, as amended November 25, 2008
File No. 1-11900

Dear Mr. Sherman:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director